Resposnse letter

VIA E-MAIL

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:        Allure Worldwide, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed March 19, 2020

File No. 333-234815

To Whom it May Concern:

The following is response to the comment letter received on April 3, 2020.

Amendment No. 4 to Registration Statement on Form S-1

General

1.	We reissue prior comment 1 in part. Please file a revised legality opinion which opines upon Florida law.

Revised to reflect a review of Florida law.

2. We note your response to prior comment 8; however, it is remains unclear how any acquisition whether for stock or cash would have a fair value of at least $336,000 or 80 percent of the maximum offering proceeds, given your available assets, following the proposed offering. Please provide an analysis of how you would fund such acquisition that addresses the value of any stock you may use in such an acquisition and explain how the value of such stock will be determined. It is unclear how a reverse merger and new owner would qualify as an acquisition of a business or assets that will constitute the business of the registrant and for which the fair value of the business acquired represents at least 80 percent of the offering proceeds within the meaning of Rule 419(e)(1), as it appears you would only be acquiring a portion of that business proportional to your investment. Please clarify how you would determine the value of the portion of the business acquired by you and explain the basis for your belief that such portion of the business acquired by you in a merger would have a value of at least $336,000 or 80 percent of the maximum offering proceeds.

The acquisition will only be in exchange for shares. No cash will be involved in the payment. The cash raised from the offering will be utilized for costs of the acquisition (legal, accounting etc) and not as consideration therefore. Only acquisition candidates whose assets exceed its liabilities by at least $336,000 will be considered as candidates.

Cover page

3.	We note your statement that “The secondary offering will terminate when all the selling shareholders shares are sold.” It appears that the duration of your secondary offering should match the duration of the primary offering. Please revise.

Revised so the periods match. (note that the secondary offering will not begin until all the primary offering shares are sold or that offering is closed but the secondary offering has a maximum time period of 360 days the same as the primary)

The Offering, page 7

4. We note your revisions in response to prior comment 3. Please revise further to clarify the circumstances in which a pro-rata portion of the funds will be returned to investors as was described in the last two sentences in the deleted paragraph.

Disclosure that pro rata portion of the funds will be returned to investors in the event that an acquisition is not completed within 18 months.

Background of Directors, Executive Officers, Promoters and Control Persons, page 29

5. We note your revisions in Robert Bubeck’s biography that indicate that he is an officer and director of Allure Worldwide, Inc. "a blank check which recently went effective and is current is its reporting obligations." Please revise your disclosure given Allure Worldwide is not currently effective and has not started its reporting obligations.

Revised to correctly state Atlantic Acquisition II, Inc. and to describe the related circumstances. (deleted as this duplicated disclosure right below it.)

Sincerely,

/s/ Robert Bubeck

Robert Bubeck

Allure Worldwide, Inc.

cc:	William Demarest

Jennifer Monick

Ruairi Regan

David Link